Mail Stop 3561

Via Fax & U.S. Mail

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street
Mobile, Alabama 36602

> Re: **International Shipholding Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-10852**

Dear Mr. Estrada:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis

– Results of Operations

1. Reference is made to the disclosure in the risk factors section on page 11 and on page 29 where you discuss the incurrence of substantial fuel costs and the ability to pass increases to customers in the form of fuel surcharges. As the amounts of fuel surcharge revenues may materially vary from period-to-period, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis. In this regard, you should provide additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.

2. Please consider revising your MD&A to discuss and analyze revenues and voyage expenses (rather than only gross voyage profit) separately for each operating segment. Because gross voyage profit is impacted by both revenue and voyage expenses, we believe a separate discussion of these amounts is more meaningful to the reader. Also, please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. For revenues, please quantify factors such as rates, mix, and volume changes.

3. Please expand your discussion of administrative and general expenses in future filings to quantify and discuss the significant cost components within this broad category, such as employee compensation, leasing expense, corporate expenses, and any other significant components that would enable readers to understand your business better. For example, you state that the increase in administrative and general expenses in 2006 was primarily associated with one-time costs related to the relocation of your corporate headquarters, higher fees for professional services, and employee bonus expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

– Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

4. We note your disclosure that the "other" segment had a $1.9 million charge related to terminating a lease of an intermodal terminal facility in Memphis Tennessee, which was previously used in your Liner Services segment. Please explain to us why you believe it is appropriate to include this lease termination charge in the "other" segment rather than the Liner Services segment.

– <u>Liquidity and Capital Resources</u>

5. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

<u>Consolidated Financial Statements</u>

<u>Balance Sheets, page F-4</u>

6. We note your presentation of "claims and other" as a component of accounts receivable on the face of the balance sheet. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of the claims receivable and your policy for recording revenue related to pending claims. See paragraph 17 of SFAS No. 5.

<u>Statements of Cash Flows, page F-7</u>

7. We note that several of the amounts presented as cash flows from investing activities are presented on a "net" basis. Please revise future filings to present amounts on a gross rather than net basis or alternatively, please tell us why you believe it is appropriate to present these amounts on a "net" basis. See paragraphs 11-13 of SFAS No. 95.

8. We note your presentation of proceeds from lease incentive obligations as an adjustment to reconcile net income to net cash provided by operating activities. Please explain to us the nature of this amount. Based on your disclosures on page F-12, it appears such amounts represent deferred credits which are being recorded against amortization expense related to leasehold improvements of your New Orleans terminal. If this is the case, it is unclear why you present the $2779 as a cash inflow item within operating activities. Please advise and tell us why you believe your presentation is appropriate under paragraphs 21-23 of SFAS NO. 95. We may have further comment upon receipt of your response.

9. We note your presentation of "distributions from unconsolidated entities" as an adjustment to reconcile net income to net cash provided by operating activities, and your presentation of "return of capital of unconsolidated entities" as a cash flow from investing activities on the face of the statements of cash flows. However, we were unable to reconcile such amounts based on the information

provided in your notes to the financial statements. Please tell us how you calculated the amount of $1450 and $2480 representing the distribution from unconsolidated entities within operating activities and the return of capital of unconsolidated entities within investing activities, respectively. Also, please tell us, and disclose in your notes to the financial statements in future filings, your accounting policy for recording distributions received from unconsolidated entities.

Notes to the Financial Statements

Note A. Summary of Signficant Accounting Policies

– Voyage Revenue and Expense Recognition, page F-8

10. We note the disclosure indicating that revenues and expenses relating to the Liner and Rail-Ferry Service segments' voyages are recorded over the duration of the voyage. Although your revenue recognition policy for voyage revenues is in accordance with the guidance outlined in EITF 91-9, your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred. Revise your financial statements for all periods presented to recognize voyage expenses as incurred or explain why you do not believe this is required. Also, it appears from your disclosure in MD&A that the difference between actual and estimated expenses may not be material. If this is the case, please disclose in the notes to your financial statements in future filings that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. Please confirm that you will include this disclosure in all future Forms 10-Q and Forms 10-K. Alternatively, you may include the disclosure solely in future Forms 10-K if you disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different on a quarterly and annual basis, from recognizing such costs as incurred.

– Property, page F-9

11. We note your disclosure that you monitor all of your fixed assets for impairment and perform an impairment analysis in accordance with SFAS No. 144 when triggering events or circumstances indicate a fixed asset may be impaired. In light of the significance of the amounts of fixed assets to total assets on your balance sheets, please revise your disclosure in Note A and in the Critical Accounting Estimates section of MD&A in future filings to include a detailed discussion of how you evaluate your long-lived assets for impairments. Your response and revised disclosure should include the assumptions used by management to determine fair value of the assets in the impairment analysis.

– Drydocking Costs, page F-9

12. We note your disclosure that you defer certain costs related to the drydocking of your vessels. Please provide to us a detail of the types and amounts of costs capitalized each period. We consider drydock costs eligible for capitalization as including only those direct costs you incur solely as a result of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations. Please revise your policy accordingly and include a description of the types of costs capitalized in the notes to the financial statements in future filings. To the extent you have previously capitalized costs not incurred solely as a result of the regulatory requirement that a vessel be inspected, please restate your financial statements accordingly.

Note C. Convertible Exchangeable Preferred Stock, page F-14

13. We note your disclosure that each share of preferred stock may be converted into shares of common stock based on the initial conversion price of $20.00 per share, subject to adjustment upon the occurrence of certain events. Please tell us, and disclose in the notes to the financial statements in future filings, the nature and terms of these "certain events." Also, please tell us, and disclose in future filings, your accounting policy for valuing the amount of redeemable preferred stock recorded on the balance sheet. See paragraphs 13-17 of EITF Topic D-98.

Note L. Significant Operations, page F-23

14. We note your disclosure of several contracts or customers which contributed over 10% of consolidated revenue. Please revise future filings to disclose the segment or segments that include the revenue of each of these customers. See paragraph 39 of SFAS No. 131.

Note M. Unconsolidated Entities, page F-26

15. We note that it appears your investment in BSH contributed significantly to your results of operations for the year ended December 31, 2005. Please provide us with your analysis of the significance of your investment in BCH/BSH that was performed in order to determine compliance with the requirements of Rule 3-09 of Regulation S-X for the year ended December 31, 2005. Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements.

Note S. Earnings Per Share, page F-32

16. We note that you have calculated diluted earnings per share using the if-converted method for the year ended December 31, 2006. For each year in which an income statement is presented, please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Form 10-Q for quarter ended March 31, 2007

Management's Discussion and Analysis

– Executive Summary

17. We note your disclosure that $1 million of relocation costs has been billed to the respective Alabama agencies as part of the relocation incentive agreement and this $1 million reimbursement is included in the first quarter revenues. Please revise to record this amount as a reduction of relocation expenses, rather than as revenue, or alternatively, tell us why you believe it is appropriately recorded as revenue. Also, please disclose in future filings your accounting policy for recording reimbursements received relocation and other incentives.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief